UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 11, 2016

The Jones Financial Companies, L.L.L.P.
(Exact Name of Registrant as Specified in Its Charter)

Missouri	**0-16633**	**43-1450818**
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

12555 Manchester Road, Des Peres, Missouri	**63131**
(Address of Principal Executive Offices)	(Zip Code)

(314) 515-2000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

The Jones Financial Companies, L.L.L.P. (the "Partnership") is disclosing certain of its results of operations related to calendar year 2015. The full text of this information is attached hereto as Exhibit 99.1.

The information contained in this Item 2.02 and Exhibit 99.1 attached hereto shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 3.02. Unregistered Sales of Equity Securities.

The Partnership has made certain issuances of its subordinated limited partnership interests ("SLP Interests"), which are fully described in the Partnership's Nineteenth Amended and Restated Agreement of Registered Limited Liability Limited Partnership, dated as of June 6, 2014 (which was filed as Exhibit 3.1 to the Partnership's Current Report on Form 8-K, dated June 6, 2014). Such SLP Interests were issued to existing general partners and subordinated limited partners of the Partnership.

Date of Sale	Security	Amount of Security Sold	Aggregate Offering Price	Aggregate Underwriting Discounts or Commissions	Exemption from Registration
1/11/2016	SLP Interests	$57,271,157	$57,271,157	$0	Regulation D of The Securities Act of 1933, Rule 506; all purchasers were or are Accredited Investors as defined therein. The required information was provided to all purchasers, no general solicitations or advertisements were used, and reasonable care was exercised to assure that all purchasers of the securities were not underwriters.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The Partnership's Managing Partner, James D. Weddle, has appointed Timothy J. Kirley, 61, as a member of the Partnership's Executive Committee, effective January 15, 2016. Mr. Kirley will continue to serve as a member of the Partnership's Management Committee and serve as a principal with overall responsibility for Edward Jones in Canada.

Mr. Kirley joined the firm as a financial advisor in Michigan in 1983 and was named a regional leader in 1991. In 1994, he was named a principal and moved to the home office with responsibilities in marketing. Mr. Kirley helped launch Edward Jones Limited in the United Kingdom in 1997, where he served for 11 years before it was sold in 2009. Mr. Kirley then served as the partnership's chief strategy officer before he was named the managing principal in Canada in September 2015. He has previously served on both the Executive and Management Committees, and he re-joined the Management Committee in September 2015.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

    99.1 Certain results of operations related to calendar year 2015 disclosed by the Partnership on January 15, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE JONES FINANCIAL COMPANIES, L.L.L.P.

Date: January 15, 2016

By: /s/ Kevin D. Bastien

Name: Kevin D. Bastien

Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Certain results of operations related to calendar year 2015 disclosed by the Partnership on January 15, 2016.

Exhibit 99.1

Edward Jones Announces Record Results for Full-Year 2015

The Jones Financial Companies, L.L.L.P., including its principal operating subsidiary, Edward D. Jones & Co., L.P. (collectively, "Edward Jones" or the "Firm"), is pleased to announce its full-year 2015 results.

The Firm achieved record results for number of financial advisors, net revenue and net income before allocations to partners. The Firm strives to help serious, long-term investors achieve their financial goals by understanding their needs and implementing tailored solutions. By continuing to grow its number of financial advisors, the Firm is able to help a greater number of serious, long-term individual investors achieve their financial goals.

Edward Jones ended 2015 with 14,508 financial advisors, a gain of 508 compared to 2014. The Firm ended the year with $876 billion of client assets under care, an increase of $10 billion over 2014.

Net revenue in 2015 was $6.6 billion, 5% higher ($341 million) than 2014. Net revenue growth was driven by a strong increase in fee revenue. Fee revenue increased $383 million (10%) to $4.1 billion from $3.7 billion in 2014. The increase in fee revenue was primarily due to the continued investment of client assets into advisory programs. Net income before allocations to partners for 2015 was $838 million, a 9% ($68 million) increase over 2014.

Financial Highlights
(unaudited, $ in millions, unless otherwise noted)

	As of December 31,		Change	% Change
	2015	2014		
Financial Advisors	14,508	14,000	508	4%
Client Assets Under Care (billions)	$ 876	$ 866	$ 10	1%

	For the years ended December 31,		$ Change	% Change
	2015	2014		
Net Revenue				
Fee Revenue	$ 4,089	$ 3,706	$ 383	10%
Trade Revenue	2,425	2,460	(35)	–1%
Other Revenue, net	105	112	(7)	–6%
Total Net Revenue	$ 6,619	$ 6,278	$ 341	5%
Net Income Before Allocations to Partners	$ 838	$ 770	$ 68	9%